February 16, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549
Attention:    Dave Edgar
Re:    Digi International Inc.
Form 10-K for the fiscal year ended September 30, 2023
Form 8-K furnished on January 31, 2024
File No. 001-34033
Ladies and Gentlemen:
Set forth below is the response of Digi International Inc. (“we”, “us”, “our” or “Digi”) to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter to us dated February 2, 2024 (the “Comment Letter”).  For your convenience, the text of the comment in the Comment Letter has been duplicated in bold type to precede our response.
Form 10-K for the fiscal year ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 23
1.You state that the increase in IoT Products and Services revenue in fiscal 2023 was primarily due to the growth in sales volume for both your OEM and Infrastructure product lines. In addition, you attribute the growth in the IoT Solutions revenue to both your SmartSense by Digi and Ventus offerings, as well as the Ventus acquisition. Where two or more factors contribute to a material change in revenue or expenses from period-to period, including any offsetting factors, please revise to include a quantitative discussion of such factors. Also, avoid using vague terms such as "primarily" in favor of specific quantification. Similar revisions should be made to your discussion of operating expenses along with a separate discussion of any material change in each individual expense line item. Refer to Item 303(b) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and note that our revenue can be impacted by changes in the volume of units sold, by the amount of services under contract, as well as changes in our realized average selling price per unit sold.

In each case, while our discussion focused on the material drivers only by operating segment, we will revisit future disclosures commencing with our fiscal Q2 Form 10-Q (for the period ending March 31, 2024) to quantify more clearly any material changes in both volume and pricing, as well as a quantitative discussion when multiple factors contribute to a material change in accordance with Regulation S-K Item 303(b).

In addition, we will continue to assess and revise the disclosure in our future filings to include a quantitative discussion, to the extent applicable and reasonably practicable, of the factors, including any offsetting factors, that have contributed to a material change in a particular financial statement line item.

In future filings, commencing with the quarterly report on Form 10-Q for the quarter ended March 31, 2024, we will expand our discussion similar to the below example which uses data from our Form 10-K for the fiscal year ended September 30, 2023:
Revenue:
IoT Products & Services
IoT Products & Services revenue grew by $48 million, consisting of an approximately $44 million increase in product sales attributed to increased sales volume, with no material impact from pricing, from our OEM and Infrastructure Management product lines and $4 million in recurring revenue volume growth.
IoT Solutions
IoT Solutions revenue grew by approximately $9 million, consisting of a $10 million increase in recurring revenue, of which $5 million is the result of a full year of Ventus in 2023 as compared to 11 months in 2022 and $5 million resulting from increased solutions volume growth, partially offset by a $1 million decline in hardware sales.
Gross Profit:
IoT Products & Services
IoT Products and Services gross profit margin increased 60 basis points for fiscal 2023 as compared to the prior fiscal year. This increase was the result of a reduction in the price of component purchases due to eased inflationary pressures leading to an expansion of 66-basis points partially offset by write-downs of inventory that had a 6-basis point effect.
IoT Solutions
The IoT Solutions gross profit margin increased 290 basis points for fiscal 2023 as compared to the prior fiscal year. This increase was primarily the result of growth in higher margin ARR subscription revenues.
Operating Expenses
The $24.0 million increase in operating expenses in fiscal 2023 from fiscal 2022 was primarily the result of a $6.2 million gain in the fair value of contingent consideration in 2022 that did not repeat in 2023, a $4.7 million increase in stock-based compensation expense resulting from increased share price spread across sales and marketing, R&D, and G&A, and an approximately $10 million increase in sales and marketing expenses, focused on go-to-market strategies and largely concentrated in Console Servers and SmartSense by Digi.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 44

2.Please explain your reference to ASC 845 as it relates to estimated sales returns for your distributor stock rotation program and tell us what consideration was given to accounting for such returns as variable consideration pursuant to the guidance of ASC 606-10-32-5 to 32-10.

Our contracts with distributors include two discrete return and stock rotation features. The first such feature allows distribution customers to return certain inventory for future credits. The second allows distribution customers to exchange certain inventory for other inventory. We account for each as variable consideration in accordance with Accounting Standard Codification (“ASC”) 606-10-32-5 through 32-10. At the time of sale, we reduce the transaction price based on an estimate of the amount that we expect the customer to return in accordance with the terms of our distributor agreement. As such, in the future we will revise both our revenue recognition and accounts receivable policy disclosures to remove the reference to ACS 845 – Nonmonetary Transactions as the guidance does not reflect our account policy for such programs.
The reserve related to the stock rotation program accounted for as variable consideration was less than $1 million in each of fiscal 2023, 2022 and 2021. The activity in the reserve was similarly less than $1 million in each of these periods. We consider both the reserve balance and activity to be immaterial in each period presented.
3.You state that that platform-as-a-service (PaaS) revenue and support services revenue are recognized over the life of the contract term. Please revise to clarify when you invoice your customers for such services. Also, tell us whether the number of devices being managed or monitored for a customer changes throughout the PaaS period and if so, what impact that has on the amount of revenue recognized each period. Lastly, revise to clarify the methods used to recognize revenue for services that are transferred over time. Refer to ASC 606-10-50-18(a).

We respectfully advise the Staff that, as disclosed in Note 11 on page 59 of our Form 10-K for the fiscal year ended September 30, 2023, we invoice our customers for subscription services on a monthly, quarterly or annual basis. These invoices are billed both in advance and in arrears, based on additional contract terms that can be influenced by multiple factors.
Platform-as-a-service (“PaaS”) contracts typically outline a fixed number of devices that can be used on the platform over the contracted term. Changes in device quantity are initiated by notice from the customer that will indicate an increase or, if permitted under the customer’s contract, a decrease in devices to be granted access. When determining the term of a contract to our application of ASC 606, we take into consideration whether the customer has the right to reduce devices under the contract. An increase will result in an additional agreement being reached with the customer and will result in additional transaction price being charged to the customer based on a contracted set price list per device per month. We account for modifications prospectively. As such, additions will result in incremental revenue, based on the revised transaction price, that is recognized over the contract term. If the customer requests a decrease in devices and the decrease is permitted under the terms of the contract, then changes will take effect after the expiration of the notice period set forth in the contract. After that time, the associated revenues for removed devices will not be recognized for future periods included in the original contracted term. While changes of this type occur, there is less frequency of devices being removed from service than added.
Subscription service revenues that are transferred over time are recognized under the series guidance outlined in ASC 606-10-25. We apply ASC 606-10-25-27 and have determined that in subscription service arrangements we transfer services over time and meet the series criteria outlined in ASC 606-10-25-15, with each distinct service in the series representing a performance obligation to be satisfied over time and progress being measured using the same method of measurement.
Going forward, we will enhance our discussion similar to the below example based upon our fiscal 2023 10-K:

We derive service revenue from our platform-as-a-service (“PaaS”) offerings, whereby customers pay for services consumed based on the number of devices managed or monitored per month. Depending on the billing method set forth in the contract, we invoice our customers monthly, quarterly or annually either in advance or in arrears. Revenue is recognized over the life of the service term as the customer simultaneously receives and consumes the services. Because these arrangements involve repetitive services that are substantially the same from one month to the next, we apply the guidance under ASC 606-10-25-15. We utilize a time-based output method to recognize revenue over time as this properly depicts our transfer of control to the customer. These revenues are included in our IoT Products & Services segment.

4.Please address the following as it relates to your contracts with multiple performance obligations:
• Explain further what is included in the implementation fee that is charged when you retain ownership of the equipment and how you determined that ratable recognition is appropriate.
• Tell us the amount of revenue from multiple performance obligation arrangements for each period presented as well as from the implementation fees included in such arrangements.
• Tell us and revise to disclose how you determine the stand-alone-selling price for each of the performance obligations in your multiple performance obligation arrangements.

We respectively advise the staff that our contracts with multiple performance obligations exist when customers purchase and take legal ownership of devices and also pay for the performance of (i) an implementation service to assure the device is operational, and (ii) other services that we may perform. In these situations, we apply ASC 606-10-25-15 through 25-22 and have concluded that such contracts contain two or more performance obligations. Generally, there is one performance obligation to deliver the customer the device they have purchased and another performance obligation to provide contracted services.

Alternatively, there are instances where customers elect to receive ongoing services while we retain ownerships of devices they utilize. In these situations, we sell only a subscription for services to an integrated solution for customers. This integrated solution can include providing services, use of hardware owned and controlled by us and implementation. In these cases, the entire transaction price associated with providing services is included in a single subscription fee to the customer. Any implementation required in these arrangements does not transfer any good or service to the customer as it only affects the hardware owned by us and does not enhance a customer-controlled asset. Therefore, we do not consider the implementation service to be distinct or separately identifiable from promises for the subscription services. As such, the services constitutes a single performance obligation in accordance with ASC 606-10-25-15 through 25-22. We recognize subscription revenue using the series guidance, as each distinct service in the series represents a performance obligation to be satisfied over time and progress is measured using the same method of measurement. Accordingly, we recognize any revenue ratably for these agreements over the term of the contract as the subscription is fulfilled in accordance with ASC 606-10-55-51.

Contracts with multiple performance obligations that include implementation fees are isolated to SmartSense arrangements in which we do not retain ownership of devices. SmartSense product sales were $7.0 million, $8.9 million and $16.9 million in fiscal 2023, 2022 and 2021. Less than 2% of our SmartSense revenues stemmed from implementation fees in fiscal 2023 and 2022. For fiscal 2021 implementation fee revenues were higher as we were transitioning from selling hardware to a model where we retain ownership of the hardware utilized to deliver services. Implementation fee revenues in fiscal 2021 represented less than 2% of our consolidated revenue.

The separate obligations in contracts with multiple performance obligations are recorded at the standalone selling prices (SSP) that we determine using the relative standalone selling price method outlined in ASC 606-10-32. SSP is estimated for each distinct performance obligation and judgement may be required in this determination. The best evidence of SSP is the observable price of a product or service when we sell the goods separately in similar circumstances and to similar customers. In instances where SSP is not directly observable, we determine SSP using information that may include market conditions and other observable inputs.

Going forward, we will expand our discussion similar to the below example based upon our fiscal 2023 10-K:
Contracts with Multiple Performance Obligations
From time to time, we have contracts with customers that include multiple performance obligations. For instance, hardware products may be combined with our Digi Remote Manager PaaS offering as well as other services in an individual contract. In these cases, each performance obligation is recognized at a transaction price determined using the standalone selling price for the distinct obligation. In situations when we are providing subscription services, while retaining ownership of the equipment, we have determined there is a single performance obligation encompassing the various activities that are inputs into the service. As such, all revenue derived from the service is recognized over the subscription term of the contract ratably as a series. We have made an accounting policy election to exclude from the measurement of our revenues any sales or similar taxes we collect from customers.

Note 4. Segment Information and Major Customers, page 53

5.We note that you considered various qualitative and quantitative factors in determining that your various operating segments should be aggregated into two reportable segments. Please provide us with a detailed analysis of each of the criteria in ASC 280-10-50-11 for each operating segment to support such aggregation. Also, provide us with any underlying financial information considered as part of your quantitative analysis.

We respectfully advise the Staff that, in accordance with the standards set forth in ASC 280, management has determined that we have the following six operating segments:
•Cellular Routers
•Console Servers
•Infrastructure Management
•OEM
•SmartSense by Digi
•Ventus
Based on management’s analysis using the criteria in ASC 280-10-50-11, we have aggregated the operating segments into the following two reportable segments:
•IoT Products and Services (“P&S”), consisting of the Cellular Routers, Console Servers, Infrastructure Management, and OEM operating segments; and
•IoT Solutions (“Solutions”), consisting of the SmartSense by Digi and Ventus operating segments.
Below we provide detailed qualitative and quantitative analyses of the criteria in ASC 280-10-50-11 for each of the above listed operating segments that supports our aggregation into our two reportable segments.

QUALITATIVE REVIEW
ASC 280-10-50-11 provides that the following qualitative criteria should be evaluated for potential operating segment aggregation into one reportable segment:
a.The nature of the products and services
b.The nature of the production processes
c.The type or class of customer for their products and services
d.The methods used to distribute their products or provide their services
e.Nature of the regulatory environment
The following summarizes how we evaluated these factors for each of our two reportable segments:
IoT Products and Services
The operating segments in the IoT Products and Services (“P&S”) reportable segment sell hardware products that enable machine-to-machine communication, along with complementary services that support these products. Each of the hardware products sold across the operating segment are very similar in that they enable devices to communicate and interface with a network, with small technical differences being the protocol used for that communication and the form factor of the product. The primary channel for communication is done through cellular connectivity, but also can occur through various other wireless communications protocols (e.g., ZigBee, Bluetooth, Radio-Frequency), as well as through wired connections. While, that connectivity comes in the form of many products that service a wide range of industries and end-use cases, our P&S products all do the same basic thing – provide a means to enable an end-user’s device to communicate with a network. These products are divided into families of products that are based on a combination of how the products interface with a customer’s equipment to enable machine-to-machine communication and the end market that the product serves. Those product families are all supported by common services offerings. The four operating segments within P&S are:
•Cellular Routers are fully enclosed box devices that rest outside the device for which they provide connectivity. The devices for which they provide connectivity interface with the router via a cord – i.e., they are plugged into the router. As their name implies, the routers provide communication via cellular protocols for the device into which they are plugged.
•Console Servers are very similar to cellular routers. The primary difference is that these products are exclusively offered for edge computing installments and data center usage (i.e., they serve specific markets with specific product feature needs and use cases).
•Infrastructure Management utilizes connect sensors, cellular enabled devices that are battery operated, as well as other types of console server applications that utilize our Digi Accelerated Linux operating system. These products are offered for edge computing installments and data center usage. There are some products that do not use cellular communications, but those are a small part of the product mix. Similar to console servers and cellular routers, the devices for which they provide connectivity interface via a cord – i.e., they are plugged into the device.
•OEM are smaller form factor module products that the customer purchases to embed into their own device to enable connectivity. These modules can utilize either cellular or another wireless communication protocol (e.g., ZigBee, Bluetooth, Radio-Frequency) based on the end user’s needs and preferences.

The hardware products in our P&S reportable segment are described beginning on page 5 of our 2023 Form 10-K, and are listed below:
•Cellular Products:
•Cellular routers
•Console servers
•Cellular modules
•Radio-Frequency (“RF”) Products
•Embedded System Products
•Infrastructure Management Products

Our P&S product offerings are aligned with the operating segments as follows:

Operating Segments
	Cellular	Console		Infrastructure
	Routers	Servers	OEM	Mgmt
Cellular Products:
Cellular Routers	X
Console Servers		X		X
Cellular Modules			X

RF			X
Embedded System			X
Infrastructure Management				X

The services in our P&S reportable segment only support P&S hardware and are not required for the hardware to work as designed. Customers who purchase these additional services are opting in rather than being required to do so. The services within P&S are as described beginning on page 6 of our 2023 Form 10-K:

Digi Remote Manager and Lighthouse® Management Software

These services perform the same functions and tasks but are branded differently. Both services are cloud-based services that enable remote management of the devices connected to it. Lighthouse Management is a branded service acquired through an acquisition, and name recognition was determined to be of value. While branded differently, it provides the same functions as Digi Remote Manager.

Technical Services

Our P&S service offerings are aligned with the operating segments as follows:

Operating Segments
	Cellular	Console		Infrastructure
Services Offered:	Routers	Servers	OEM	Mgmt
Device Management (Digi Remote Manager/Lighthouse Management	X	X	X	X

Technical Services	X	X	X	X
    Below is an analysis of each factor of ASC 280-10-50-11 regarding the aggregation of these four operating segments into our IoT Products and Services reportable segment:
a. The nature of the products and services are similar:
•Each operating segment within P&S sells hardware products on a stand-alone basis to customers. These sales are not subscription based.
•End users purchase these hardware products based primarily upon considerations of their technical features and functionality. These considerations include the communications protocol the product uses, whether the end user needs to embed the product into their own device, the number of devices for which the product can provide connectivity if it is a stand-alone box product and the environmental conditions in which the product will need to perform.
•Products sold in this reportable segment are able to access a software management platform that enables end users to update firmware and track the connected status of their devices remotely. Customers that choose to purchase this service pay us an ongoing service fee.
•Software and services included in this reportable segment are only available to, and available across products in the P&S reportable segment. We deliver software and services that provide the same features and benefits to the end customers across each of the products from all operating segments.
•The enablement of machine communication through our hardware products in P&S enables users to obtain data related to their businesses, but we do not define that data or monitor it for the end user. Instead, the device delivers that data to an application the end user has developed on their own or purchased via a third-party.
b.The nature of the production process is similar:
•Components that are used in the manufacturing of these finished products can be common across more than one operating segment within P&S. The procurement of these components is done through a centralized planning, buying, and logistics team that is exclusive to P&S.
•All P&S product lines leverage third-party contract manufacturing that delivers products to distribution centers owned by us before they are shipped to shared distributors or to end users. Contract manufacturers typically supply a range of products that cut across multiple operating segments within our P&S reportable segment.
•Services in the P&S reportable segment share common support services, including software engineering and technical support. These resources are shared across the operating segments in the P&S reportable segment exclusively.
c.The type or class of customer for their products and services is similar:

•Typically, distributors and resellers are our customer under ASC 606. Each of the operating segments in P&S sells largely to the customers that have expertise in electronic/communications-based products. These distributors and resellers typically purchase (and then resell) products across multiple operating segments within our IoT Products and Services reportable segment.
•Decision makers who make decisions about whether to buy our products or those of a competitor give significant consideration to hardware feature sets and often have engineering or technical backgrounds. Customers focus on the technical specifications of these products and services and how those specifications enable them to meet their critical communication needs (i.e., IT and Engineering personnel at end users are likely driving purchasing decisions).
•End customers have the option to purchase additional services from us, which are often sold through distributors and resellers. These services can be paired with any of the hardware products offered across the operating segments.
•P&S uses shared marketing and go-to-market strategies across all operating segments. We leverage a common presence at trade shows and shared marketing support software exclusive to the P&S reportable segment.
d.The methods used to distribute the products or provide services are similar:
•As noted in point c, each of the operating segments in P&S sell largely through distributors and resellers who specialize in electronics/communications products and who typically sell products from multiple operating segments within P&S.
•At times we do utilize a direct salesforce to complete sales to end users, but often when a direct salesforce is involved in the sale the transaction is still fulfilled through a distributor or reseller.
e.Other considerations:
•While use of the products of these operating segments are not highly regulated by governmental entities, they do often require various third-party technical certifications in order to be utilized in networking or operational environments. These certifications are common and only apply to the P&S products, as P&S services typically do not require technical certifications.

IoT Solutions
IoT Solutions sells software-based services that are enabled through the use of connected devices that utilize cellular communications. The foundation of sales in these operating segments is not grounded in the feature set of hardware products but rather in the delivery of data-based services that provide business insights to end customers. Solutions leads with the data-based services. These services are fulfilled over subscription periods. Each of the two operating segments in this reportable segment focus on the delivery of data for different businesses. Note that one of our operating segments, Ventus, was acquired by Digi in the first fiscal quarter of 2022.
The services in our Solutions reportable segment as described beginning on page 6 of our 2023 Form 10-K are:

•SmartSense by Digi
•Ventus

Below is an analysis of each factor of ASC 280-10-50-11 regarding the aggregation of these two operating segments into our IoT Solutions reportable segment:
a. The nature of the products and services are similar:
•Each operating segment in the Solutions reportable segment provides subscription-based services to end users. These services provide data-based business insights important to an end user’s business operations that are delivered by connecting an end-user’s equipment through Digi-designed hardware that utilizes cellular communications protocols. The data being monitored is defined by us as part of the service we are selling in this reportable segment (e.g. – SmartSense goes to market based on its ability to monitor temperature and other environmental conditions in refrigeration units that hold perishable goods).
•The hardware we provide to deliver Solutions services is not sold separately from the subscription services. Said differently, a customer cannot buy, nor choose the specific hardware used to provide the subscription services. Further, a customer cannot obtain the services other than through the use of the hardware we provide.
•The services each operating segment provides are typically delivered pursuant to contracts that have terms of at least twelve months and are often subject to automatic renewal.
b. The nature of the production process is similar:
•Both operating segments utilize third-party contract manufacturing that delivers products to distribution centers owned by us.
c.The type or class of customer for their products and services is similar:
•Customers of both operating segments are the end users, which are typically are focused on business outcomes derived from the software/data-based services the operating segment provides and not the technical specifications of the hardware we provide to deliver the service.
•Customers come from a range of industries such as finance, healthcare, retail and hospitality. There is some overlap in the industry set each operating segment sells to and these commonalities may expand as each business continues to grow and expand. For instance, at trade shows both of these two operating segments attend they often will share one exhibition space.
d.Methods used to distribute the products or provide services are similar:
•Each Solutions operating segment sells through a dedicated direct salesforce. There are no instances where sales are reliant on distributors or resellers or any other third-party facilitators.
•The customer base for each operating segment of IoT Solutions is almost entirely within the United States.
•Each operating segment delivers their services through a dedicated and proprietary software platform designed to provide insights for their customer bases.
•Each operating segment often retains ownership of the hardware used to provide the service instead of selling the hardware to the customer (which differs from the operating segments in our Product & Services segment).
e.Other considerations:
•Both SmartSense and Ventus are hardware-enabled recurring revenue offerings where you cannot participate in the solution without our hardware, and you cannot have our hardware independent of our solution. As discussed earlier, the P&S product lines offer services that can result in subscription revenues, but customers are not required to purchase these services and the services deliver much lower average revenue per unit than the Solutions service offerings.
•Product lines in the Solutions reportable segment go-to-market with offerings where customers receive a service that is implemented with hardware but in which customers do not need to purchase the hardware that is utilized to receive services – the hardware can remain our property.
•Each operating segment in Solutions must take into account the distinct regulatory requirements of customers with respect to the services they provide. For instance, many states require sensors that monitor temperature or other environmental conditions for medicines to be lab calibrated periodically. SmartSense provides these calibration services to their customers. With respect to Ventus, interfacing with assets like ATM machines means customers require the services to be PCI compliant. These requirements differ from those in the P&S reportable segment.

QUANTITATIVE REVIEW
The segment performance measure of profit or loss used by the Chief Operating Decision Maker (“CODM”) to measure performance are operating income as a percent of revenue and gross profit as a percent of revenue. While the operating segments within each of the reportable segments are very similar, our two reportable segments are unique. While the CODM does receive gross profit as a percent of revenue and operating income as a percent of revenue for each operating segment, the primary focus on those measures by the CODM is different for each reportable segment.
Our P&S reportable segment primarily sells hardware. Businesses that sell hardware maximize pricing at the transaction level, creating wider ranges of variability at the gross margin level. This drives the cost of acquiring that revenue to be in line with the pricing that the market can reasonably bear. The combination of price maximization with operating expenses aligned to it thus leads to the main quantitative measurement used in making operating decisions and demonstrating economic similarity, when hardware is the leading offering, to be operating income as a percentage of revenue. For our P&S reportable segment, operating income as a percentage of revenue is the measure of profit primarily used by our CODM to make decisions.
Our Solutions reportable segment primarily sells software services on a subscription basis. Businesses that sell these services on a subscription or recurring revenue basis as their lead offering tend to have the same gross profit profile. Operating expenses are prone to wider variability given the maturity and size of the operating segments and align to growth profiles in the offering. In our case, the relative recent acquisition of Ventus and on-going integration provides for operating expense variability. The combination of consistency in price with the variability of operating expenses aligned to it thus leads to the main quantitative measurement used in making operating decisions and demonstrating economic similarity, when services is the leading offering, to be gross profit as a percentage of revenue. For our IoT Solutions reportable segment, gross profit as a percentage of revenue is the measure of profit primarily used by our CODM to make decisions.
To make the determination of whether an operating segment is leading with a hardware offering or leading with a software services offering, we look at the objective data in which the offerings in each segment have sales that combine the utilization of hardware by a customer with software services. When software/services are attached to product in an operating segment at anything less than 100% of the time, we determine that hardware is the leading offering, and thus the main quantitative measurement used is operating income as a percentage of revenue. When software services are attached to product in an operating segment 100% of the time, we determine that software services is the leading offering, and thus the main quantitative measurement used is gross profit as a percentage or revenue.
For IoT Products & Services, we note:
•ASC 280-10-50-11 indicates that operating segments with similar economic characteristics often exhibit similar long-term financial performance. Accordingly, to the extent that the future financial performance (including the competitive and operating risks) of the start-up business is expected to be similar to that of a reporting entity’s mature businesses in the near term, the economic characteristics requirement for aggregation would be satisfied.
•P&S has attachment rates in all operating segments of less than 100%, as such our main quantitative measurement we use in demonstrating economic similarity is operating income as a percentage of revenue.
•P&S has a single operating segment that is earlier stage in terms of economic opportunity and application and has a higher investment of operating expense as a percentage of revenue. While that causes it to be an outlier based on past history, management has determined that future performance is more indicative of the long-term financial performance. Annually we look at future performance to assess the financial performance at maturity.
•When considering future performance, we note that each operating segment when at revenue parity will have economic commonality with similar operating income as a percentage of revenue among all four operating segments (ranging from 18.0% to 21.3%).
When considering historical results, we note:
•In Fiscal year 2021 operating income as a percentage of revenue for three of the four operating segments were similar with a range from 11.1% to high of 12.0%.
•In Fiscal year 2022 operating income as a percentage of revenue was not similar across the operating segments. We note the impacts of the supply chain challenges, primarily in microchips, created challenges contained to that year across all operating segments and is not an indicator of historical, or future expectations of economic commonality. The operating income as a percentage of revenue for the same three of the four operating segments had a range from 15.9% to high of 24.7%.
•In Fiscal year 2023, operating income as a percentage of revenue for the same three of four operating segments were similar with a range of 20.1% to a high of 21.6%
•For the one operating segment that was outside of the band of operating income as a percentage of revenue for each year, we note:

oAs mentioned above, this operating segment is earlier in the maturity cycle than the others, which means we are placing a greater level of development and sales investment into this unit that is disproportional to our investments in the other three operating segments.
oThe impacts of the Covid-19 pandemic and supply chain challenges, primarily in microchips, have had a much greater impact for this operating segment than for the other three operating segments within P&S and its impact continued to linger through fiscal 2023. It is expected that long term future performance of this operating segment will be similar to the those of the other P&S operating segments.
oThis operating segment represents revenue that is less than 15% but greater than 10% of the total revenue of our P&S reportable segment, making it the smallest of the operating segments in this reportable segment. It represents just over 10% of our total revenue for Digi.

For IoT Solutions, we note:

•ASC 280-10-50-11 indicates that operating segments with similar economic characteristics often exhibit similar long-term financial performance. Accordingly, to the extent that the future financial performance (including the competitive and operating risks) of the start-up business is expected to be similar to that of a reporting entity’s mature businesses in the near term, the economic characteristics requirement for aggregation would be satisfied.
•Solutions has one operating segment that was purchased during Fiscal year 2022. That does not allow for a comparable three year look back. Management has determined that recent history and future performance is more indicative of the long-term financial performance at maturity.
•Solutions has attachment rates in both operating segments of 100%, as such our main quantitative measurement we use in demonstrating economic similarity is gross profit as a percentage of revenue.
•When considering future performance, we note that each operating segment as gross profit as a percentage of revenue ranging between 71.6% and 72.2%.
When considering historical results, we note:
•In Fiscal year 2021, one of the operating segments was not yet acquired by Digi, and as such, there are no historical comparisons available.
•In Fiscal year 2022, one of the operating segments was acquired during the year. This partial year view does not present a full comparison, but the gross profit as a percentage of revenue ranged from 59.6% to 63.3%
•In Fiscal year 2023, gross profit as a percentage of revenue is similar, from 67.2% to 67.5%.
•There is one operating segment that represents less than 9% of Digi overall revenue.

Based on management’s assessment as described above, we respectfully assert that it has been appropriate, and continues to be appropriate, to aggregate the Cellular Routers, Console Servers, Infrastructure Management, and OEM operating segments within the IoT Products and Services reportable segment, and to aggregate the SmartSense by Digi and Ventus operating segments within the IoT Solutions reportable segment. This conclusion is based upon the fact the various operating segments exhibit similar economic characteristics and meet the other criteria set forth in ASC 280.
Form 8-K furnished on January 31, 2024
Exhibit 99.1, page 8

6.We note you present adjusted EBITDA in the bullet point highlights without also presenting the comparable GAAP measure of net loss with equal or greater prominence. Where you present a non-GAAP measure, please revise to also present the comparable non-GAAP measure with equal or greater prominence. Refer to Question 102.10(a) of the non-GAAP C&DIs.

We respectfully acknowledge the Staff’s comment and confirm that, in future filings beginning with our Form 8-K announcing our second fiscal quarter results, we will present the most directly comparable GAAP metric with equal or greater prominence to any non-GAAP financial metric, including Adjusted EBITDA, consistent with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures." Specifically, any future filings that report Adjusted EBITDA will include disclosure of net income (loss) with equal or greater prominence and preceding any disclosure regarding Adjusted EBITDA.

If you have any additional questions or comments, please feel free to contact me directly with any questions.

Sincerely,
DIGI INTERNATIONAL, INC.
By    /s/ James Loch
Chief Financial Officer

cc:    Dave Sampsell, EVP, Corporate Development, General Counsel & Corporate Secretary
Joshua Colburn, Faegre Drinker Biddle & Reath LLP